ATLANTIC TELE-NETWORK

10 Derby Square

Salem, MA 01970

March 2, 2009

BY EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:  Kathleen Krebs, Esq.

Reid Hopper, Esq.

RE:         Atlantic Tele-Network, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2007
Filed March 17, 2008
File No. 001-12593

Ladies and Gentlemen:

On behalf of Atlantic Tele-Network, Inc. (the “Company”), we would like to thank you for discussing the Company’s responses to Staff Comments Nos. 2 and 5, as set forth on the Company’s letter dated January 21, 2009 (the “Company Response Letter”).

As we discussed on February 19, 2009, the Company will in future proxy statements further emphasize the subjective, discretionary and non-formulaic nature of the Company’s compensation policies and decisions with respect to its named executive officers (the “NEOs”), as described in the Company’s proxy statement dated April 22, 2008 (the “Proxy Statement”).

In this connection, we acknowledge the Staff’s comment that the statement on page 25 of the Proxy Statement regarding the assignment of a weighing of pre-established performance goals for the Chief Executive Officer and Chief Financial Officer may in isolation appear inconsistent with the body of the disclosure emphasizing the subjective, discretionary and non-formulaic nature of the Company’s compensation policies and decisions (several excerpts of which were reproduced in the Company Response Letter).  We wish to confirm with you that, notwithstanding this individual statement, the Compensation Committee in fact made its compensatory decisions for the Chief Executive Officer and Chief Financial Officer in a highly discretionary, subjective and non-formulaic manner, as we we discussed on the call.  In future filings, we will redouble our efforts to avoid any individual statements that might appear in isolation (or without further explanation) to be inconsistent with this general theme and how our Compensation Committee actually makes compensatory decisions with respect to the NEOs.

We appreciate the Staff’s comments in assisting us to comply with our disclosure obligations and our efforts to provide information to investors in a manner that is as clear and helpful as we can make it be.

If you have any questions, please contact me at (978) 619-1300 ext. 401.

Very truly yours,

/s/ Michael T. Prior
Michael T. Prior
President and Chief Executive Officer

cc:   Justin D. Benincasa

Douglas J. Minster

Atlantic Tele-Network, Inc.

Matthew J. Gardella

Edwards Angell Palmer & Dodge LLP